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                                                                     EXHIBIT 15

                      {Letterhead of Univar Corporation}

                               UNIVAR CORPORATION
                               6100 CARILLON POINT
                               KIRKLAND, WA 98033



June 7, 1996

Dear Shareholder:

         On behalf of the Board of Directors of Univar Corporation (the "Company"), we are pleased to inform you that on May 31, 1996, the Company entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") with UC-Acquisition Corp., a Washington corporation ("Buyer") and an indirect, wholly-owned subsidiary of Koninklijke Pakhoed , a Netherlands limited liability company ("Parent"), pursuant to which Buyer has commenced today a tender offer to purchase all of the Company's outstanding common shares of Common Stock of the Company not currently owned by Parent, Buyer or their affiliates (the "Shares") at $19.45 per share, net to the seller, in cash (the "Offer"). Following the completion of the Offer, upon the terms and subject to the conditions of the Reorganization Agreement, Buyer will be merged with and into the Company (the "Merger") and each of the shares not owned by Parent, Buyer, or their affiliates or by any dissenting shareholders will be converted into the right to receive an amount equal to $19.45 per share in cash. In the event the Offer is extended by Buyer or Parent beyond July 31, 1996, the amount payable per Share shall be increased by an amount equal to the product of the Price multiplied by the prime interest rate as announced by Bank of America NW, N.A. (doing business as Seafirst Bank) in Seattle, Washington as in effect on August 1, 1996, multiplied by the quotient of the number of days the Tender offer is extended after July 31, 1996 and divided by 365.

YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS AND RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES TO BUYER.

         In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed with the Securities and Exchange Commission. The enclosed
Schedule 14D-9 describes the Board's decision and contains other important information relating to that decision.

         The Company engaged Schroder Wertheim & Co. Incorporated ("Schroder Wertheim") to render an opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by Company shareholders in the Offer and Merger. A copy of Schroder Wertheim's written opinion, which sets forth the matters considered and the limitation on the review undertaken by Schroder Wertheim, is attached as an exhibit to the accompanying Schedule 14D-9 and should be read in its entirety.

         Accompanying this letter, in addition to the Schedule 14D-9 and the opinion of Schroder Wertheim & Co., is the Offer to Purchase, together with related materials including a letter of transmittal for use in tendering shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

         We, individually, along with the entire Board of Directors, management and employees of the Company thank you for your loyal support throughout the years.

                                             Sincerely,

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                                           James H. Wiborg
                                           Chairman of the Board of Directors


                                           Paul H. Hough
                                           Chief Executive Officer

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